UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D /A

Amendment No. 1

Under the Securities Exchange Act of 1934

JV GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

482226107

(CUSIP Number)

M.A. Littman

As Trustee for Michael A. Littman ATTY, Defined Benefit Plan

PO BOX 1839

ARVADA, CO 80001

(720) 530-6184

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18 , 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 482226107	Page 2 of 5

1	NAMES OF REPORTING PERSONS M.A. LITTMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000 Common Shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100,000 Common Shares (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 Common Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100,000 Common Shares / <1% (2)
14	TYPE OF REPORTING PERSON IN

(1) Through Michael A. Littman ATTY, Defined Benefit Plan of which he is sole Trustee.

(2) Based on 98,879,655 shares outstanding.

CUSIP No. 482226107	Page 3 of 5

Item 1.	Security and Issuer.

The class of securities to which this statement relates is the common stock of JV Group, Inc., a Delaware corporation (the “Issuer”), with a par value of $0.01 (the “Shares”). The address of the principal executive office of the Issuer is 9605 W. 49th Ave., #200, Wheat Ridge, Colorado 80033.

Item 2.	Identity and Background.

(a)	Name: M.A. Littman (the “Reporting Person”).

(b)	Business address: PO BOX 1839, Arvada, Colorado 80001

(c)

Present principal employment:

Mr. Littman was appointed Secretary and Director of JV Group, Inc. on April 18, 2021. Effective as of the 10th day after an Information Statement on Schedule 14F is filed with the Securities and Exchange Commission and transmitted to the shareholders of the Issuer, Mr. Littman will no longer be a director of the Issuer. He resigned as an officer on November 18, 2021.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Littman purchased the 98,108,000 shares from the principal shareholders on April 14, 2021 for cash. There were no new shares issued. On November 19, 2021, Mr. Littman sold 98,008,000 shares of common stock @ $0.0051 per share.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

CUSIP No. 482226107	Page 4 of 5

Item 4.	Purpose of Transaction.

Mr. Littman is deemed a beneficial owner as an Officer and Director of the Issuer. On November 19, 2021, Mr. Littman sold 98,008,000 shares of common stock pursuant to a Share Purchase Agreement. Effective as of the 10th day after an Information Statement on Schedule 14F is filed with the Securities and Exchange Commission and transmitted to the shareholders of the Issuer, Mr. Littman will no longer be a director of the Issuer and the transaction will be closed. He resigned as an officer on November 18, 2021. Mr. Littman controls the common stock through his Defined Benefit Plan and currently owns 100,000 shares of common stock ( <1%) as of the date of this filing .

The Reporting Person ha s no further plans which relate to, or could result in the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D .

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person indirectly has beneficial ownership of 100,000 shares, representing <1 % of the issued and outstanding shares as of the date of this Schedule 13D.

(b)	The Reporting Person has sole power to vote and dispose of zero shares of the issued and outstanding shares as of the date of this Schedule 13D.

(c)

Other than the transactions referred to below, (i) the Reporting Person or, (ii) to the Reporting Person’s knowledge, the person set forth hereto has not effected any transaction in the Common Stock during the past 60 days.

On November 19, 2021, Mr. Littman sold 98,008,000 shares of common stock @ $0.0051 per share .

(d)	No person other than M.A. Littman, as Trustee of the Michael A. Littman ATTY, Defined Benefit Plan, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares reported on this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best of his knowledge, except as provided herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between M.A. Littman (the Defined Benefit Plan) and any other person or entities with respect to any securities of the Issuer.

In addition, the information set forth in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.

The following are filed as exhibits to the Schedule 13D:

Not applicable.

CUSIP No. 482226107	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22 , 2021

/s/ M.A. Littman
M.A. Littman

Michael A. Littman ATTY, Defined Benefit Plan

By:	/s/ M.A. Littman
M.A. Littman, sole Trustee